Filed by Critical Therapeutics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Subject Company: Cornerstone BioPharma Holdings, Inc.
Commission File No.: 333-152442
CRITICAL THERAPEUTICS, INC. ANNOUNCES EFFECTIVENESS OF REGISTRATION STATEMENT FOR THE PROPOSED MERGER WITH CORNERSTONE BIOPHARMA HOLDINGS, INC.
Lexington, Mass., October 3, 2008 – Critical Therapeutics, Inc. (NASDAQ: CRTX) announced today that the Securities and Exchange Commission, or the SEC, has declared effective its Registration Statement on Form S-4 containing the Proxy Statement/Prospectus relating to the previously announced proposed merger between Critical Therapeutics and Cornerstone BioPharma Holdings, Inc., or Cornerstone. Cornerstone is a privately-held specialty pharmaceutical company focused on developing and commercializing prescription medications for respiratory disorders.
The merger is subject to customary closing conditions, including the approval of Critical Therapeutics’ stockholders. Cornerstone’s stockholders have already approved the merger agreement and the transactions contemplated thereby. Critical Therapeutics’ stockholders of record on September 29, 2008 will vote on the issuance of Critical Therapeutics’ common stock pursuant to the merger agreement and the other proposals set forth in the Proxy Statement/Prospectus at a special meeting of stockholders to be held at 10:00 a.m., Eastern time, on Friday, October 31, 2008, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.
The Proxy Statement/Prospectus contained in the Registration Statement will be mailed to Critical Therapeutics’ stockholders early next week. The Registration Statement may also be accessed online on the SEC’s website, www.sec.gov, or on the “Investors” page of Critical Therapeutics’ website at www.crtx.com.
Assuming stockholder approval of the issuance of Critical Therapeutics’ common stock pursuant to the merger agreement and the other proposals set forth in the Proxy Statement/Prospectus, immediately following the merger, Critical Therapeutics will change its name to Cornerstone Therapeutics Inc. The new company’s common stock is expected to continue to trade on The NASDAQ Capital Market under the symbol “CRTX.”
Important Additional Information
The Registration Statement and the Proxy Statement/Prospectus contain important information about Critical Therapeutics, Cornerstone, the merger and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Critical Therapeutics through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Critical Therapeutics by contacting Critical Therapeutics, Inc., Attn: Chief Financial Officer, 60 Westview Street, Lexington, MA 02421.
Critical Therapeutics, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Critical Therapeutics’ directors and executive officers is contained in Critical Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2007, as amended, and its proxy statement dated April 25, 2008, which are filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the Proxy Statement/Prospectus. As of September 15, 2008, Critical Therapeutics’ directors and executive officers beneficially owned approximately 10,450,715 shares, or 23.2 percent, of Critical Therapeutics’ common stock.
Forward-Looking Statements
Any statements in this press release about future expectations, plans and prospects for Critical Therapeutics, including, without limitation, statements regarding the closing of the proposed merger with Cornerstone, our strategy and objectives, and all other statements that are not purely historical in nature, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “target,” “may,” “plan,” “project,” “could,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties relating to: our ability to consummate the proposed merger with Cornerstone; the continued listing of our common stock on NASDAQ; our ability to successfully market and sell ZYFLO CR, including the success of our co-promotion arrangement with DEY; our ability to transition our management team effectively; our ability to develop and maintain the necessary sales, marketing, distribution and manufacturing capabilities to commercialize ZYFLO CR; patient, physician and third-party payor acceptance of ZYFLO CR as a safe and effective therapeutic product; adverse side effects experienced by patients taking ZYFLO CR or ZYFLO; our heavy dependence on the commercial success of ZYFLO CR; our ability to maintain regulatory approvals to market and sell ZYFLO CR; our ability to successfully enter into additional strategic co-promotion, collaboration or licensing transactions on favorable terms, if at all; conducting clinical trials, including difficulties or delays in the completion of patient enrollment, data collection or data analysis; the results of preclinical studies and clinical trials with respect to our products under development and whether such results will be indicative of results obtained in later clinical trials; our ability to obtain the substantial additional funding required to conduct our development and commercialization activities; our dependence on our strategic collaboration with MedImmune, Inc.; and our ability to obtain, maintain and enforce patent and other intellectual property protection for ZYFLO CR, our discoveries and our drug candidates. These and other risks are described in greater detail in the “Risk Factors” section of the Registration Statement and our most recent Quarterly Report on Form 10-Q and other filings that we make with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.
In addition, the statements in this press release reflect our expectations and beliefs only as of the date of this release. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, except as required by law, whether as a result of new information, future events or otherwise. In general, except as specifically indicated, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, business development transactions, joint ventures or investments, other than the proposed merger with Cornerstone. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release.
ZYFLO® and ZYFLO CR® are registered trademarks of Critical Therapeutics, Inc.
Contact:
Critical Therapeutics, Inc.
Thomas P. Kelly, (781) 402-5715
Chief Financial Officer and Senior
Vice President of Finance and Corporate Development
tkelly@crtx.com